NEWS RELEASE


Norfolk Southern Corporation

FOR IMMEDIATE RELEASE

October 24, 1996

Contact:      Robert C. Fort
              (804) 629-2714


                    NORFOLK SOUTHERN COMMENCES TENDER OFFER
                    TO ACQUIRE CONRAIL SHARES FOR $100 PER SHARE

                  NORFOLK, VA -- October 24, 1996 -- Norfolk Southern Corporation (NYSE: NSC) announced today that a wholly owned subsidiary is commencing today its previously announced all cash tender offer for all of the outstanding Common Shares and Series A ESOP Convertible Junior Preferred Shares of Conrail Inc. (NYSE: CRR) at a price of $100 per share. The tender offer will expire on Thursday, November 21, 1996 at 12:00 midnight, New York City time, unless the offer is extended.

                  Following completion of the tender offer, Norfolk Southern intends to consummate a merger in which all remaining Conrail shares would be converted into the right to receive the same cash price per share paid in the tender offer.

                  Norfolk Southern is a transportation holding company which operates a 14,500 mile rail system in 20 states and one Canadian province, as well as a diversified motor carrier.

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